AMENDMENT NO. 9

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Del Taco Restaurants, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

245496 104

(CUSIP Number)

Scott Williams, Esq.

McDermott Will & Emery LLP

400 West Lake Street, Suite 4000

Chicago, IL 60606

(312) 372-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	1.	NAME OF REPORTING PERSON
Levy Family Partners LLC
	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
	3.	SEC USE ONLY
	4.	SOURCE OF FUNDS
	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)¨ ☐
	6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,070,429
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
1,070,429
	10.	SHARED DISPOSITIVE POWER
0
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,070,429
	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
	14.	TYPE OF REPORTING PERSON
CO

* Based on 36,392,418 shares outstanding as of October 11, 2021 as reported on the Issuer’s most recent Report on Form 10-Q.

	1.	NAME OF REPORTING PERSON
LFP Management, LLC
	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
	3.	SEC USE ONLY
	4.	SOURCE OF FUNDS
	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
	6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,085,669
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
1,085,669
	10.	SHARED DISPOSITIVE POWER
0
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,085,669
	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
	14.	TYPE OF REPORTING PERSON
CO

* Based on 36,392,418 shares outstanding as of October 11, 2021 as reported on the Issuer’s most recent Report on Form 10-Q.

	1.	NAME OF REPORTING PERSON
Ari B. Levy
	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
	3.	SEC USE ONLY
	4.	SOURCE OF FUNDS
	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
	6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
492,597
	8.	SHARED VOTING POWER
1,542,869
	9.	SOLE DISPOSITIVE POWER
492,597
	10.	SHARED DISPOSITIVE POWER
1,542,869
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,035,466
	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.59%
	14.	TYPE OF REPORTING PERSON
IN

* Based on 36,392,418 shares outstanding as of October 11, 2021 as reported on the Issuer’s most recent Report on Form 10-Q.

SCHEDULE 13D

	1.	NAME OF REPORTING PERSON
Lawrence F. Levy
	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
	3.	SEC USE ONLY
	4.	SOURCE OF FUNDS
	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
	6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
375,777
	8.	SHARED VOTING POWER
1,085,669
	9.	SOLE DISPOSITIVE POWER
375,777
	10.	SHARED DISPOSITIVE POWER
1,085,669
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,461,446
	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
	14.	TYPE OF REPORTING PERSON
IN

* Based on 36,392,418 shares outstanding as of October 11, 2021 as reported on the Issuer’s most recent Report on Form 10-Q.

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends and restates the statement on Schedule 13D relating to the Common Stock (“Common Stock”) of Del Taco Restaurants, Inc. (the “Issuer”) filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on November 22, 2013, as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on November 25, 2013, the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on March 18, 2015, Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Commission on July 10, 2015, Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the Commission on July 7, 2016, Amendment No. 5 filed by the Reporting Persons with the Commission on July 14, 2016, Amendment No. 6 filed by the Reporting Persons with the Commission on August 10, 2016, Amendment No. 7 filed by the Reporting Persons on February 16, 2021, and Amendment No. 8 filed by the Reporting Persons on July 2, 2021. Capitalized terms used in this Amendment No. 9 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 9 is being made, among other things, to report the entry into the Voting Agreement described in Item 4 below.

Item 1. SECURITY AND ISSUER

The Schedule 13D relates to the common stock, $0.0001 par value per share (the “Shares” or “Common Stock”), of Del Taco Restaurants, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 25521 Commercentre Drive, Lake Forest, CA 92630.

Item 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following.

On December 5, 2021, the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), with Jack in the Box Inc., a Delaware corporation (“Parent”), and Lawrence F. Levy Revocable Trust dated December 23, 1988, Ari Levy 2012 Irrevocable Trust, Andrew S. Florsheim 2012 Irrevocable Trust, and Robert B. Florsheim 2012 Irrevocable Trust (the “Other Holders” and collectively with the Reporting Persons, the “Holders”). The Voting Agreement was entered into in connection with the Agreement and Plan of Merger dated December 5, 2021 (the “Merger Agreement”), under which a wholly owned Subsidiary of Parent will merge with and into the Company, with the Company surviving such merger (the “Merger”).

Under the Voting Agreement, each of the Reporting Persons agreed, with respect to any Company’s stockholders’ meeting at which the Merger will be voted upon (and at every postponement or adjournment, as applicable, thereof): (i) to appear or otherwise cause its Common Stock to be counted as present for the purpose of establishing a quorum and, if applicable, vote in favor of any proposal to adjourn or postpone such meeting if necessary; and (ii) to vote or cause to be voted, or deliver or cause to be delivered a written consent with respect to, the Common Stock held by the Reporting Person (x) in favor of adopting the Merger Agreement and any other actions contemplated by the Merger Agreement in respect of which the approval of the holders of Common Stock is requested; and (y) against (1) any Acquisition Proposal (as defined in the Merger Agreement), whether or not constituting a Superior Proposal (as defined in the Merger Agreement) and (2) any action, proposal, transaction or agreement involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

In addition, the Reporting Persons agreed not to, directly or indirectly, transfer, or enter into any agreement, arrangement or understanding with respect to the transfer of, any Common Stock beneficially owned by them to any Person, (b) tender into any tender or exchange offer any Common Stock or (c) enter into any voting arrangement with respect to any Common Stock; provided, that, these restrictions do no not prohibit certain transfers, including transfers to immediate family members or lineal descendant and related trusts, as required by law, to affiliates who agree to be bound by the Voting Agreement, in connection with certain settlements of stock options and restriction stock units of the Company, or pursuant to certain existing plans providing for the trading of Common Stock in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

The Reporting Persons also agreed under the Voting Agreement not to, directly or indirectly, initiate, solicit, knowingly facilitate or knowingly encourage any Acquisition Proposal or the making or submission thereof or the making of any proposal that could reasonably be expected to lead to any Acquisition Proposal, subject to certain limited exceptions.

The Voting Agreement terminates upon the earlier of (i) completion of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the Company’s Board of Directors or a committee thereof having effected an Adverse Recommendation Change (as defined in the Merger Agreement), and (d) certain amendments or waivers of the Merger Agreement adverse to the Reporting Persons.

Except as set forth herein (including the transactions disclosed in Item 4 above), the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. In addition, subject to the transactions disclosed in Item 4 above, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES

Item 6 of the Schedule 13D is hereby amended to incorporate by reference the information provided in Item 4 above.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

1	Stockholders Agreement, dated as of March 12, 2015, by and among Del Taco Restaurant Inc. (formerly known as Levy Acquisition Corp.) and certain holders of common stock of Del Taco Restaurant Inc. and certain other persons (incorporated by reference to Exhibit 10.1 to Del Taco Restaurant Inc.’s Current Report on Form 8-K (File No. 001-36197), filed with the Securities and Exchange Commission on March 12, 2015).
2	Joint Filing Agreement, dated June 28, 2021 (incorporated by reference to Exhibit 2 of Amendment No. 8 filed with the Commission on July 2, 2021).
3	Powers of Attorney (incorporated by reference to Exhibit 2 of Amendment No. 8 filed with the Commission on July 2, 2021).
4	Voting Agreement, dated December 5, 2021, by and among Jack in the Box Inc., Levy Family Partners LLC, Lawrence F. Levy, Ari Levy and other parties signatory thereto (incorporated by reference to Exhibit 99.3 to Del Taco Restaurant Inc.’s Current Report on Form 8-K (File No. 001-36197), filed with the Securities and Exchange Commission on December 5, 2021).

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 2021

LEVY FAMILY PARTNERS LLC By LFP MANAGEMENT, LLC, its manager

By:	/s/ Ari B. Levy
Ari Levy Manager

LFP MANAGEMENT, LLC

By:	/s/ Ari B. Levy
Ari B. Levy, Manager

/s/ Lawrence F. Levy
Lawrence F. Levy

/s/ Ari B. Levy
Ari B. Levy